SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2021

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

NOTICE TO SHAREHOLDERS

CENTRAIS ELÉTRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26 | NIRE: 533.0000085-9

PUBLIC COMPANY

Centrais Elétricas Brasileiras S/A (“Company” or “Eletrobras”) (B3: ELET3, ELET5 & ELET6; NYSE: EBR & EBR.B; LATIBEX: XELT.O & XELT.B) hereby informs its shareholders and the market in general that it was approved at the 61st Eletrobras Annual General Meeting, held on April 27, 2021 (“General Meeting”), the proposal for the payment of Dividends contained in the Management Proposal, in the amount of BRL 1,507,138,670.20 (one billion, five hundred and seven million, center and thirty-eight thousand, six hundred and seventy reais and twenty cents) to the Company’s shareholders holders of class “A” and “B” preferred shares and common shares, as provided for in the Company's Bylaws (“Dividends”).

The total amount of Dividends to be paid to shareholders holding preferred shares of classes “A” and “B” issued by the Company is BLR 290,771,849.42 (two hundred and ninety million, seven hundred and seventy-one thousand, eight hundred and forty-nine reais and forty-two cents), equivalent to BRL 1.03814345290052 per preferred share, on the base date of December 31, 2020.

The total amount of Dividends to be paid to the holders of common shares issued by the Company is BRL 1,216,366,820.78 (one billion, two hundred and sixteen million, three hundred and sixtysix thousand, eight hundred and twenty reais and seventy-eight cents) equivalent to BRL 0.94376677536411 per share class, in the base-date December 31, 2020.

Considering that the annual obligation established in paragraphs 1 and 2 of article 10 of the Bylaws was fully met, in 2021, with the payment of dividends made on February 19, 2021, the criterion for the distribution of dividends approved herein, and to be paid until December 31, 2021, observed the provisions of paragraphs 3 and 4 of article 10 of the Bylaws, which establish that, after the “A” and “B” preferred shares are guaranteed, the minimum dividends provided for in the Bylaws, as occurred with the payment mentioned above in February 2021, each preferred share "A" and "B" will be entitled to receive dividends, for each preferred share, at least 10% greater than those attributed to each common share

The amounts of Dividends approved by the 61st Annual Shareholders' Meeting will be updated based on the positive variation of the SELIC rate, pro rata temporis, from January 1, 2021 until the date of the effective payment, which may be made until December 31, 2021, as decided by the shareholders meeting at the General Meeting, in compliance with article 205, paragraph 3, of Federal Law No. 6,404 of December 15, 1976, as amended.

The updated amounts per share of the respective Dividends will be disclosed by the Company in due course upon payment, and it is certain that the shareholders of the Company holding class “A” and “B” preferred shares and shares will be entitled to receive the dividends common shares, included in the shareholding base of April 27, 2021, date of its resolution, and, as of April 28, 2021, inclusive, the preferred shares of classes “A” and “B” and the common shares, of issued by the Company will be traded “ex” right to these Dividends.

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

Declared Dividend Amounts
Class of Shares	Data Base 12.31.2020	Data Base 04.27.2021*
PNA	1.03814345290052	1.04499918616052
PNB	1.03814345290052	1.04499918616052
ON	0.94376677536411	0.94999926014593

*Dividend values, by class, of 12/31/2020, updated by the Selic rate, up to 4/27/2021.

For shareholders with shares held by the B3 S.A. – Brasil, Bolsa, Balcão (“B3”), the amounts will be paid to the “B3”, which will pass along them to the shareholders, through the custody agents. The payment to the order shareholders will be made through current account credit, according the registration data of the respective shareholders, with Banco Bradesco S.A., bookkeeping agent of the Company. The shareholders whose records are out of date, should go to a Bradesco Bank branch to update the registration data and receive the dividends.

Rio de Janeiro, April 27, 2021

Elvira Cavalcanti Presta

CEO (Interim) and CFO and Investor Relations Officer

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 27, 2021

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.